

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 10, 2008

Mr. James T. Crines
Executive Vice President, Finance, and Chief Financial Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

> **Re:** **Zimmer Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-16407**

Dear Mr. Crines:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief